

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 4561</u>

January 20, 2009

Richard L. Schlenker, Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, California 94025

     RE: **Exponent, Inc.**
             Form 10-K for the period ended December 31, 2007
             Filed March 5, 2008
             File No. 000-18655

Dear Mr. Schlenker:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any other questions.

                                  Sincerely,

                                  Karen Garnett
                                  Assistant Director